Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
AsiaPac AdTechinno Investment Limited	British Virgin Islands
AsiaPac Net Media Limited	Hong Kong
AsiaPac Net Media Limited Taiwan Branch	Taiwan
AsiaPac Net Technology (Shenzhen) Limited	PRC
AdTech Innovation (Shanghai) Limited	PRC
AP Digital Media Limited	Macau
AdTech Innovation Limited	Hong Kong
Guangzhou AsiaPac Net Technology Limited	PRC
AdTech Innovation (Shenzhen) Limited	PRC
AdTech Innovation Limited	Taiwan
AdTech Innovation Co., Limited	Thailand
AdTech Innovation Sdn. Bhd.	Malaysia
AdTech Innovation Pte. Limited	Singapore
AdTech Innovation Co., Limited	Vietnam
PT AdTech Innovation Indonesia	Indonesia
AdTech Innovation Co., Limited	Korea
AdTech Innovation Kabushiki Kaisha	Japan